UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2016

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Item 1.01 Entry into a Material Definitive Agreement

BiondVax Pharmaceuticals Ltd. (hereinafter, the “Registrant”, the “Company”, or “BiondVax”) announces that it has filed a “shelf” registration statement on Form F-3 (File No. 333-214439) with the Securities and Exchange Commission ("SEC") for the issuance of American Depositary Shares ("ADSs”), each representing forty (40) ordinary shares of the Company, NIS 0.0000001 each in an amount up to $150,000,000 (the “Registration Statement”).

In addition, the Company entered into an At The Market Issuance Sales Agreement (the “ATM Agreement”) with FBR Capital Markets & Co. (“FBR”), pursuant to which FBR, may, at the Company’s discretion and at such times as it shall determine from time to time, sell its ADSs (the “Placement Shares”) through an “at the market offering” program (the “ATM Program”), pursuant to Instruction I.B.5. of Form F-3.

Any sales of Placement Shares pursuant to the ATM Agreement will be made under the Registration Statement. Under the ATM Agreement, the Company may sell Placement Shares through FBR by any method permitted that is deemed an “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through the Nasdaq Capital Market, the existing trading market for our common stock, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law.

The Company will pay FBR a commission equal to 3.0% of the gross sales price of the Placement Shares sold pursuant to the ATM Agreement and reimburse FBR for its reasonable out-of-pocket expenses, in connection with the offering.  The Company has provided FBR with customary representations and warranties, and indemnification rights. In addition, the Company has agreed to pay Aegis Capital Corp., or Aegis, a fee equal to up to 2.0% of the gross sales price of the Placement Shares sold on our behalf by FBR through and including May 11, 2017, for Aegis' waiver of its right of first refusal in accordance with the underwriting agreement entered by the Company and Aegis on May 11, 2015 in connection with our initial public offering.

The Agreement will terminate upon the earliest of: (1) the sale of all of the Placement Shares subject to the ATM Agreement or (2) the termination of the ATM Agreement in accordance with its terms.

The foregoing description of the ATM Agreement is not complete and is qualified in its entirety by reference to the full text of the ATM Agreement, a copy of which was attached as Exhibit 1.2 to the Registration Statement and is incorporated herein by reference.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: November 4, 2016	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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